UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35089

FactorShares 2X: S&P500 Bull/USD Bear
(Exact name of registrant as specified in its charter)
25 DeForest Avenue, Suite 203 Summit, NJ 07901, (908) 897-0510
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Units of Beneficial Interest
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) [_] Rule 12g-4(a)(2) [_] Rule 12h-3(b)(1)(i) [X] Rule 12h-3(b)(1)(ii) [_] Rule 15d-6 [_]

Approximate number of holders of record as of the certification or notice date:			Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Factor Capital Management, LLC, the managing owner of FactorShares 2X: S&P500 Bull/USD Bear (the “Issuer”), has caused this certification/notice to be signed on behalf of the Issuer by the undersigned duly authorized person.

Date:	December 30, 2013	By:	/s/ Samuel Masucci, III
Name: Samuel Masucci, III Title: Chairman and Principal Executive Officer